UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Index

1.	Summary of 2023 Third Quarter Business Report

2.	Exhibit 99.1 Woori Financial Group Review Report for 2023 3Q (Consolidated)

3.	Exhibit 99.2 Woori Financial Group Review Report for 2023 3Q (Separate)

Summary of 2023 Third Quarter Business Report

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) has been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Financial Group,” “we,” “us” or the “Company” are to Woori Financial Group Inc. and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Introduction of the Company

This section has been omitted for quarterly business reports, pursuant to revised Korean regulations. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on August 15, 2023 under the title “Summary of 2023 First Half Business Report.”

II.	Business Overview

1.	Results of Operations

	(unit: billions of Won)
Type	2023 3Q	2022	2021
Operating income	3,366	4,431	3,660
Non-operating income	30	55	89
Income from continuing operations before income tax	3,395	4,485	3,749
Income tax expense from continuing operations (-)	863	1,161	942
Income from discontinued operations	—	—	—
Net income	2,532	3,324	2,807
Controlling Interest	2,438	3,142	2,588
Non-controlling Interest	94	182	219

Note 1) Based on K-IFRS consolidated financial statements

2.	Funding Sources and Uses of Funds

a.	Sources of Funds

For the periods indicated other than as noted below								(units: millions of Won, %)
Classification	Funding Source	2023 3Q			2022			2021
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Source	Deposits	320,064,834	2.79	68.45	313,019,768	1.45	68.21	291,653,291	0.79	70.88
	Borrowings	27,841,162	3.91	5.95	27,296,742	1.99	5.95	21,628,379	0.98	5.26
	Debentures	42,763,505	3.40	9.15	45,945,392	2.26	10.01	40,901,547	1.78	9.94
	Others	44,366,589	—	9.49	42,537,152	—	9.27	29,470,312	—	7.15
	Total Liabilities	435,036,090	—	93.04	428,799,054	—	93.44	383,653,529	—	93.23
Total Equity		32,535,901	—	6.96	30,082,662	—	6.56	27,845,863	—	6.77
Total Liabilities & Equity		467,571,991	—	100.00	458,881,716	—	100.00	411,499,392	—	100.00

Note 1) Average Balance : the simple average of the balances at the start of the fiscal year and at the end of each quarter

Note 2) Based on K-IFRS consolidated financial statements

b.	Use of Funds

For the periods indicated other than as noted below					(units: millions of Won, %)
Type	Managed Item	2023 3Q			2022			2021
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Use	Cash & Due from Banks	16,397,738	3.34	3.51	16,097,533	1.52	3.51	13,809,362	0.34	3.36
	Marketable securities	74,762,274	2.85	15.99	68,661,882	1.50	14.96	58,416,310	1.67	14.20
	Loans	331,012,924	5.06	70.79	326,710,683	3.73	71.20	301,849,585	2.79	73.35
	Loans in local currency	284,411,020	4.82	60.83	280,414,033	3.53	61.12	262,010,967	2.59	63.67
	Loans in foreign Currency	31,190,886	6.51	6.67	30,916,107	4.54	6.74	25,104,084	3.58	6.10
	Guarantee payments	16,611	2.10	0.00	21,260	2.67	0.00	28,000	2.46	0.01
	Credit card receivables	10,888,831	6.89	2.33	10,026,037	7.24	2.18	9,196,190	7.42	2.23
	Foreign bills bought	4,505,576	5.20	0.96	5,333,246	2.58	1.16	5,510,344	0.85	1.34
	Bad debt expense in local currency (-)	2,515,149	—	0.54	2,128,867	—	0.46	1,878,781	—	0.46
	Others	47,914,204	—	10.25	49,540,485	—	10.79	39,302,916	—	9.55
Total Assets		467,571,991	—	100.00	458,881,716	—	100.00	411,499,392	—	100.00

Note 1) Average Balance : the simple average of the balances at the start of the fiscal year and at the end of each quarter

Note 2) Based on K-IFRS consolidated financial statements

3.	Other Information Necessary for Making Investment Decisions

a.	Capital Adequacy Ratios

Group BIS Capital Adequacy Ratios

As of the end of the period indicated	(units: billions of Won, %)
Type	2023 3Q	2022	2021
Equity capital (A)	34,336	31,404	28,980
Risk weighted assets (B)	218,474	205,307	192,503
BIS(Capital adequacy) ratio (A/B)	15.72	15.30	15.05

Note 1) BIS (Bank for International Settlements) Capital Adequacy Ratios = Equity capital / Risk weighted assets * 100

Note 2) Based on K-IFRS consolidated financial statements and Basel III standards

Note 3) 2023 3Q figures are estimates only and are subject to change

Capital Adequacy Ratios for Significant Subsidiaries and Consolidated Companies

As of the end of the periods indicated				(units: millions of Won, %)
Name of Company	Type		2023 3Q	2022	2021
Woori Bank Note 2)	BIS ratio Note 1)	Equity capital (A)	28,595,635	26,119,135	25,473,034
		Risk weighted assets (B)	176,255,304	167,432,214	157,275,764
		Capital adequacy ratio (A/B)	16.22	15.60	16.20
Woori Card Note 3)	Adjusted capital ratio		16.49	16.54	17.73
	Tangible common equity ratio		11.15	11.28	11.84
Woori Financial Capital Note 3)	Adjusted capital ratio		14.64	13.78	13.38
	Tangible common equity ratio		11.66	10.66	11.70
Woori Investment Bank Note 4)	BIS ratio Note 1)	Equity capital (A)	688,211	674,082	576,693
		Risk weighted assets (B)	4,391,833	4,448,524	4,037,822
		Capital adequacy ratio (A/B)	15.67	15.15	14.28
Woori Asset Trust Note 5)	Operating capital ratio		1,290.46	1,189.77	1,078.93
Woori Asset Management Note 3)	Minimum operating capital ratio		691.60	681.18	721.87
Woori Venture Partners Note 6)	Tangible common equity ratio		90.59	90.92	88.57
Woori Savings Bank Note 7)	BIS Capital adequacy ratio Note 1)		15.24	18.06	21.47
Woori Private Equity Asset Management Note 3)	Minimum operating capital ratio		8,632.58	8,937.76	3,967.99

Note 1) BIS (Bank for International Settlements) Capital Adequacy Ratio : Equity capital / Risk weighted assets * 100

Note 2) Figures for Woori Bank are based on the K-IFRS consolidated financial statements and Basel III standards. 2023 3Q figures are estimates only and are subject to change

Note 3) Figures for Woori Card, Woori Financial Capital, Woori Asset Management and Woori Private Equity Asset Management are based on the applicable standards for business reports submitted to the Financial Supervisory Service and our K-IFRS separate financial statements

Note 4) Figures for Woori Investment Bank are based on the applicable standards for business reports submitted to the Financial Supervisory Service and our K-IFRS consolidated financial statements

Note 5) Figures for Woori Asset Trust are based on K-IFRS separate financial statements

Note 6) Figures for Woori Venture Partners are based on K-IFRS consolidated financial statements

Note 7) Figures for Woori Savings Bank are based on K-GAAP

b.	Liquidity Ratios

Won Liquidity Ratios

As of the end of the periods indicated								(units: millions of Won, %)
	2023 3Q			2022			2021
Type	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio
Woori Financial Group Note 1)	866,514	2,860	30,297.7	316,876	7,656	4,138.9	560,744	5,734	9,779.3
Woori Card Note 2)	8,982,851	3,190,088	281.6	8,282,745	1,832,484	452.0	7,455,390	1,419,809	525.1
Woori Financial Capital Note 2)	1,882,427	1,551,763	121.3	2,468,298	1,205,067	204.8	1,531,101	856,736	178.7
Woori Investment Bank Note 2)	2,952,113	2,383,280	123.9	3,128,499	1,802,149	173.6	2,728,159	2,031,260	134.3
Woori Asset Trust Note 2)	197,995	20,746	954.39	232,036	32,755	708.4	176,660	25,558	691.2
Woori Savings Bank Note 2), Note3)	422,040	381,521	110.62	534,678	384,493	139.1	292,913	228,445	128.2
Woori Venture Partners Note 2)	102,416	8,284	1,236.3	109,432	10,707	1,022.1	122,396	21,978	556.9
Woori Private Equity Asset Management Note 2)	11,435	786	1,454.2	23,226	1,897	1,224.4	8,068	1,539	540.0

Note 1) Based on current assets and liabilities within one month of maturity

Note 2) Based on current assets and liabilities within 90 days of maturity

Note 3) Based on K-GAAP

Foreign Currency (FC) Liquidity Ratios

As of the end of the periods indicated								(units: millions of Won, %)
Type	2023 3Q			2022			2021
	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio
Woori Investment Bank Note 1)	2,535	793	319.44	65,102	63,365	102.74	13,583	—	—

Note 1) Based on current assets and liabilities within three months of maturity

Liquidity Coverage Ratios

				(unit: %)
Name of Company	Type	2023 3Q Note 1)	2022 Note 2)	2021 Note 3)
Woori Bank	Liquidity coverage ratio	101.29	102.40	89.95
	Foreign currency liquidity coverage ratio	147.02	143.11	107.40
	Ratio of business purpose premises and equipment	10.11	11.04	11.46

Note 1) The liquidity coverage ratio and the foreign currency liquidity coverage ratio requirements for banks are 95% and 80% respectively as of the end of 2023 3Q

Note 2) The liquidity coverage ratio and the foreign currency liquidity coverage ratio requirements for banks were 92.5% and 80% respectively as of the end of 2022

Note 3) The liquidity coverage ratio and the foreign currency liquidity coverage ratio requirements for banks were 85% and 70% respectively as of the end of 2021

Note 4) The methods of calculation are the same as for the applicable standards for business disclosures, and the applicable periods are 2023 3Q, 2022 4Q and 2021 4Q (The liquidity coverage ratio represents the average of the ratios for each business day in each applicable period, whereas the foreign currency liquidity coverage ratio represents the ratio of the average figures in each applicable period)

c.	Profitability Ratio Note1), Note2)

						(units: %)
Type	2023 3Q		2022		2021
	ROA	ROE	ROA	ROE	ROA	ROE
Woori Financial Group
Including non-controlling interests	0.70	11.23	0.70	12.21	0.66	11.48
Excluding non-controlling interests	0.67	10.81	0.66	11.54	0.61	10.58
Woori Bank	0.69	11.91	0.66	11.71	0.60	9.92
Woori Card	0.64	4.16	1.14	7.28	1.10	6.36
Woori Financial Capital	1.00	7.92	1.51	12.53	1.69	15.74
Woori Investment Bank	1.02	7.68	1.74	14.47	1.59	12.89
Woori Asset Trust	21.36	27.82	20.86	29.74	18.64	27.05
Woori Savings Bank Note 3)	(1.65)	(12.50)	0.41	3.05	1.06	7.95
Woori Asset Management	5.19	5.51	0.75	0.80	6.82	7.11
Woori Venture Partners	5.76	6.34	4.06	4.51	27.83	32.93
Woori Private Equity Asset Management	1.89	1.97	2.60	2.75	5.46	5.96

Note 1) Based on the applicable standards* for business reports submitted to the Financial Supervisory Service. The figures for Woori Financial Group and Woori Bank are on a consolidated basis and the figures for the other subsidiaries are on a non-consolidated basis.

* Woori Card, Woori Financial Capital, Woori Investment Bank, Woori Savings Bank, Woori Venture Partners, Woori Private Equity Asset Management: Net income over the last 12 months / average balance of equity capital over the last 12 months

* Woori Financial Group and other subsidiaries: Based on the applicable standards for business reports submitted to the Financial Supervisory Service, on an annualized basis

Note 2) Total assets and total equity : the simple average of the balances at the start of the fiscal year and at the end of each quarter

Note 3) Figures for Woori Savings Bank are based on K-GAAP

d.	Asset Quality

Group Asset Quality

	(units: billions of Won, except percentages)
Type	2023 3Q	2022	2021
Total loans	357,473	343,821	332,797
Substandard and below loans	1,481	1,082	990
Substandard and below loans ratio	0.41%	0.31%	0.30%
Non-Performing Loans	1,404	997	902
NPL Ratio	0.39%	0.29%	0.27%
Substandard and below coverage ratio (A/B)	180.0%	217.6%	192.2%
Loan Loss reserve (A)	2,665	2,354	1,903
Substandard and below loans (B)	1,481	1,082	990

Note 1) Based on the applicable standards for financial holding company business reports submitted to the Financial Supervisory Service

Asset Quality for Significant Subsidiaries and Consolidated Companies Note1)

									(units: %)
Type	2023 3Q			2022			2021
	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio
Woori Bank	0.22	0.21	238.98	0.19	0.16	263.43	0.20	0.18	205.50
Woori Card	1.15	—	104.99	0.80	—	104.92	0.41	—	103.21
Woori Financial Capital	2.06	—	121.05	1.22	—	198.56	1.20	—	196.70
Woori Investment Bank	1.44	1.44	118.77	0.63	0.58	151.81	0.57	0.55	120.05
Woori Asset Trust	19.06	—	—	32.23	—	—	56.61	—	—
Woori Savings Bank Note 2)	2.86	—	119.45	3.22	—	97.54	2.32	—	117.37

Note 1) Based on the applicable standards for business reports submitted to the Financial Supervisory Service

Note 2) Based on K-GAAP

III.	Financial Information

1.	Condensed Financial Statements (Consolidated)

Summary Consolidated Statement of Financial Position

(The Company and its consolidated subsidiaries, as of the end of the periods indicated)		(unit: millions of Won)
Classification	2023 3Q	2022	2021
ASSETS
Cash and cash equivalents	25,891,826	34,219,148	20,613,073
Financial assets at fair value through profit or loss (“FVTPL”)	22,523,887	19,860,573	13,497,234
Financial assets at fair value through other comprehensive income	36,547,898	33,085,080	39,119,789
Securities at amortized cost	25,236,507	28,268,516	17,086,274
Loans and other financial assets at amortized cost	365,462,488	355,760,729	348,885,617
Investments in joint ventures and associates	1,756,741	1,305,636	1,335,167
Investment properties	471,748	387,707	389,495
Premises and equipment	3,140,716	3,142,930	3,174,720
Intangible assets and goodwill	984,723	849,114	785,386
Assets held for sale	18,982	13,772	26,327
Net defined benefit asset	322,314	319,280	21,346
Current tax assets	50,605	53,274	22,598
Deferred tax assets	75,729	109,299	31,131
Derivative assets (designated for hedging)	64,736	37,786	106,764
Other assets	3,368,100	3,061,552	2,088,950

Total assets	485,917,000	480,474,396	447,183,871

LIABILITIES
Financial liabilities at FVTPL	8,741,490	8,952,399	4,873,458
Deposits due to customers	335,613,186	342,105,209	317,899,871
Borrowings	31,454,219	28,429,603	24,755,459
Debentures	42,035,290	44,198,486	44,653,864
Provisions	607,493	545,865	576,134
Net defined benefit liability	43,200	35,202	47,986
Current tax liabilities	139,843	843,555	584,491
Deferred tax liabilities	443,124	31,799	186,946
Derivative liabilities (designated for hedging)	235,789	202,911	27,584
Other financial liabilities	32,630,098	22,811,868	24,171,030
Other liabilities	751,881	690,157	556,853

Total liabilities	452,695,613	448,847,054	418,333,676

EQUITY
Owners’ equity:	31,585,201	28,761,897	25,842,019
Capital stock	3,802,676	3,640,303	3,640,303
Hybrid securities	3,611,129	3,112,449	2,294,381
Capital surplus	935,026	682,385	682,385
Other equity	(1,951,419)	(2,423,392)	(2,167,614)
Retained earnings	25,187,789	23,750,152	21,392,564
Non-controlling interests	1,636,186	2,865,445	3,008,176

Total equity	33,221,387	31,627,342	28,850,195

Total liabilities and equity	485,917,000	480,474,396	447,183,871

Number of consolidated subsidiaries (excluding holding company)	175	167	152

Summary Consolidated Statement of Comprehensive Income

(The Company and its consolidated subsidiaries, for the periods indicated)	(unit: millions of Won, except per share amounts)
Classification	2023 3Q	2022 3Q	2022	2021
Operating income	3,365,684	3,702,665	4,430,524	3,659,749
Net interest income	6,599,947	6,347,648	8,696,579	6,985,721
Net fees and commissions income	1,277,648	1,270,904	1,710,170	1,470,775
Dividend income	152,758	123,235	159,982	309,211
Net gain or loss on financial instruments at FVTPL	704,326	669,978	238,502	325,751
Net gain or loss on financial assets at FVTOCI	(1,868)	(8,846)	(21,498)	32,624
Net gain or loss arising on financial assets at amortized cost	170,754	74,349	74,204	107,317
Impairment losses due to credit loss	(1,078,580)	(622,034)	(885,272)	(536,838)
General and administrative expenses	(3,055,487)	(2,936,825)	(4,529,890)	(4,147,411)
Other net operating expenses	(1,403,814)	(1,215,744)	(1,012,253)	(887,401)

Non-operating income (expense)	29,628	53,454	54,850	89,492

Net income before income tax expense	3,395,312	3,756,119	4,485,374	3,749,241

Income tax expense	(863,384)	(963,430)	(1,161,392)	(941,870)

Net income	2,531,928	2,792,689	3,323,982	2,807,371

Net income attributable to owners	2,438,182	2,661,745	3,141,680	2,587,936
Net income attributable to the non-controlling interests	93,746	130,944	182,302	219,435

Other comprehensive income (loss), net of tax	496,607	(52,865)	(239,819)	170,181

Items that will not be reclassified to profit or loss	194,164	159,929	216,767	96,529
Items that may be reclassified to profit or loss	302,443	(212,794)	(456,586)	73,652

Total comprehensive income	3,028,535	2,739,824	3,084,163	2,977,552

Comprehensive income attributable to the owners	2,923,229	2,591,033	2,909,053	2,745,764
Comprehensive income attributable to non-controlling interests	105,306	148,791	175,110	231,788
Net income per share:
Basic and diluted loss per share (in Korean Won)	3,204	3,570	4,191	3,481

2.	Condensed Financial Statements (Separate)

Summary Statement of Financial Position

(The Company, as of the end of the periods indicated)	(unit: millions of Won)
Classification	2023 3Q	2022	2021
ASSETS
Cash and cash equivalents	348,847	313,361	578,725
Financial assets at fair value through profit or loss	—	689	—
Financial assets at fair value through other comprehensive income	524,860	312,771	146,294
Loans and other financial assets at amortized cost	1,714,437	2,041,877	633,110
Investments in subsidiaries	23,170,476	22,394,915	22,144,915
Premises and equipment	7,990	11,052	7,790
Intangible assets	4,419	4,859	5,171
Net defined benefit asset	2,102	5,947	1,516
Current tax assets	19,409	14,350	856
Deferred tax assets	10,677	13,433	6,454
Other assets	594	322	151

Total assets	25,803,811	25,113,576	23,524,982

LIABILITIES
Financial liabilities at fair value through profit or loss	—	—	329
Debentures	1,507,599	1,447,762	1,367,429
Provisions	1,280	487	394
Current tax liabilities	77,569	721,795	468,305
Other financial liabilities	42,732	46,039	22,988
Other liabilities	975	591	548

Total liabilities	1,630,155	2,216,674	1,859,993

EQUITY
Capital stock	3,802,676	3,640,303	3,640,303
Hybrid securities	3,610,953	3,112,273	2,294,288
Capital surplus	11,120,236	10,909,281	10,909,281
Other equity	(118,489)	(26,186)	(3,874)
Retained Earnings	5,758,280	5,261,231	4,824,991

Total equity	24,173,656	22,896,902	21,664,989

Total liabilities and equity	25,803,811	25,113,576	23,524,982

Summary Statement of Comprehensive Income

(The Company, for the periods indicated)	(unit: millions of Won, except per share amounts)
Classification	2023 3Q	2022 3Q	2022	2021
Operating income	1,436,887	1,199,821	1,185,627	590,550
Net interest income (loss)	23,246	(8,966)	(5,030)	(22,245)
Interest income	49,360	13,581	25,614	4,236
Interest expense	(26,114)	(22,547)	(30,644)	(26,481)
Net fees and commissions loss	(13,466)	(9,502)	(15,059)	(12,585)
Fees and commissions income	1,197	979	1,596	1,306
Fees and commissions expense	(14,663)	(10,481)	(16,655)	(13,891)
Dividend income	1,476,550	1,267,756	1,272,393	692,605
Net gain (loss) on financial instruments at FVTPL	2,023	—	1,018	(7,576)
Reversal (Provision) of impairment losses due to credit loss	(703)	(167)	(244)	76
General and administrative expenses	(50,763)	(49,300)	(67,451)	(59,725)
Non-operating income (expense)	26	(1,355)	(1,363)	(305)
Net income before income tax expense	1,436,913	1,198,466	1,184,264	590,245
Income tax income (expense)	271	(1,706)	(1,015)	4,607

Net income	1,437,184	1,196,760	1,183,249	594,852

Other comprehensive income (loss), net of tax	8,299	(20,402)	(22,312)	(2,330)
Items that will not be reclassified to profit or loss	8,299	(20,402)	(22,312)	(2,330)
Net gain (loss) on valuation of equity securities at FVTOCI	8,860	(22,622)	(24,676)	(2,408)
Remeasurement of the net defined benefit liability	(561)	2,220	2,364	78

Total comprehensive income	1,445,483	1,176,358	1,160,937	592,522

Net income per share:
Basic and diluted income per share (in Korean Won)	1,832	1,556	1,499	730

3.	Dividend Information

Items		2023 3Q	2022	2021
Par value per share (Won)		5,000	5,000	5,000
Net profit (Millions of Won)		2,438,243	3,141,680	2,587,936
Earnings per share (Won)		3,204	4,191	3,481
Total cash dividends (Millions of Won)		266,089	822,706	654,384
Total stock dividends (Millions of Won)		—	—	—
Cash dividend payout ratio (%)		10.91	26.19	25.29
Cash dividend yield (%)	Common Shares	2.9	8.8	6.8
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (Won)	Common Shares	360	1,130	900
	Preferred Shares	—	—	—
Stock dividend per share (Share)	Common Shares	—	—	—
	Preferred Shares	—	—	—

Note 1) The dividends for 2023 3Q include quarterly dividends for 2Q of Won 130,748mil (Won 180 per share, as resolved by the board of directors on July 21, 2023) and 3Q of Won 135,341mil (Won 180 per share, as resolved by the board of directors on October 26, 2023)

Note 2) The dividends for 2022 include an interim dividend of Won 109,209mil (Won 150 per share)

Note 3) The dividends for 2021 include an interim dividend of Won 108,340mil (Won 150 per share)

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	2023 3Q	2022	2021
Auditor	KPMG Samjong Accounting Corp.	Samil PricewaterhouseCoopers	Samil PricewaterhouseCoopers
Auditor’s Opinion	Note 1)	Note 2	Note 3)

Note 1) In its review report attached to this report, KPMG Samjong Accounting Corp. has stated that nothing had come to their attention that caused them to believe that the accompanying consolidated and separate interim financial statements of Woori Financial Group are not presented fairly in all material respects, in accordance with Korean IFRS.

Note 2) In its audit report, Samil PricewaterhouseCoopers has stated that the financial statements present fairly, in all material respects, the financial position of Woori Financial Group as of December 31, 2022, and its financial performance and its cash flows for the year then ended in accordance with Korean IFRS.

Note 3) In its audit report, Samil PricewaterhouseCoopers has stated that the financial statements present fairly, in all material respects, the financial position of Woori Financial Group as of December 31, 2021, and its financial performance and its cash flows for the year then ended in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor

a.	Audit Services

Term	Auditor	Description	Contractual		Actual
			Fee	Time	Fee	Time
2023 3Q	KPMG Samjong Accounting Corp.	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 964 million	9,380 hours	KRW 547 million	5,643 hours
2022	Samil PricewaterhouseCoopers	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,068 million	9,380 hours	KRW 1,068 million	8,714 hours
2021	Samil PricewaterhouseCoopers	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,172 million	10,450 hours	KRW 1,172 million	9,962 hours

Note 1) Fee excludes VAT

Note 2) Time includes planning time up until the commencement of the applicable services

b.	Other Audit Services

Not Applicable

c.	Current Status of Audit Service Agreements with the Independent Auditor Relating to U.S. Listing

Term	Auditor	Description	Fee
2023 3Q	KPMG Samjong Accounting Corp.	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2023)	KRW 1,891 million
2022	Samil PricewaterhouseCoopers	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2022)	KRW 2,240 million
2021	Samil PricewaterhouseCoopers	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2021)	KRW 2,370 million

Note 1) Fee excludes VAT

d.	Non-Audit Services

Term	Date of Execution of Agreement	Description of Service	Service Term	Fees
2023 3Q	March 31, 2023	Tax adjustment (including review relating to application of consolidated tax)	April 1, 2023 ~ May 31, 2024	KRW 64 million
2022	March 30, 2022	Tax adjustment (including review relating to application of consolidated tax)	April 1, 2022 ~ May 31, 2023	KRW 64 million
2021	March 29, 2021	Tax adjustment (including review relating to application of consolidated tax)	June 1, 2021 ~ May 31, 2022	KRW 61 million

Note 1) Fee excludes VAT

V.	Corporate Governance

This section has been omitted for quarterly business reports, pursuant to revised Korean regulations. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on August 15, 2023 under the title “Summary of 2023 First Half Business Report.”

VI.	Shareholder Information

1.	Share Distribution

a.	Share Information of the Largest Shareholder and Specially Related Parties

As of September 30, 2023			(units: shares, %)
Name	Relation	Type	Shares Held				Notes
			Beginning balance		Ending balance
			Number	Share	Number	Share
Employee Stock Ownership Association of Woori Financial Group	The largest shareholder	Common	41,165,138	5.65	43,438,314	5.71	—
Employee Stock Ownership Association of Woori Bank	Specially related party of the largest shareholder	Common	28,136,218	3.87	25,664,824	3.38	Note	)
Total		Common	69,301,356	9.52	69,103,138	9.09	—
		Others	—	—	—	—	—

Note ) The share ratio is rounded up to the second decimal place

b.	Changes in the largest shareholder

As of September 30, 2023	(units: shares, %)

Change of Date	Largest Shareholder	Number Held	Share	Notes
April 9, 2021	Korea Deposit Insurance Corporation	110,159,443	15.25	Sale of KDIC’S 14,445,354 shares through after-hours trading Note 1)
August 10, 2021	Korea Deposit Insurance Corporation	110,159,443	15.13	Issuance of new common shares (5,792,866 shares) Note 2)
December 9, 2021	Employee Stock Ownership Association of Woori Financial Group and others 1	71,346,178	9.80	ESOA’s purchase of 1.00% of the KDIC’s remaining shares of Woori Financial Group (8.80% share already held) Note 3)

Note 1) Refer to the prior disclosures on Form 6-K on April 13, 2021, “Change in the Number of Shares Owned by the Largest Shareholder of Woori Financial Group” for further details.

Note 2) Comprehensive stock exchange between Woori Financial Group and Woori Financial Capital

Note 3) Refer to the prior disclosure on Form 6-K on December 10, 2021, “Changes in the Largest Shareholder” for further details.

c.	Share Ownership of More Than 5%

This section has been omitted for quarterly business reports, pursuant to revised Korean regulations. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on August 15, 2023 under the title “Summary of 2023 First Half Business Report.”

2.	Stock Price and Stock Market Performance

This section has been omitted for quarterly business reports, pursuant to revised Korean regulations. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on August 15, 2023 under the title “Summary of 2023 First Half Business Report.”

VII.	Directors and Employee Information

1.	Directors and Executives

As of September 30, 2023
Position		Name	Common Shares Owned	Term Commencement Date	Expiration of Term
Chief Executive Officer	Registered	Jong-Yong Yim	10,000	March 24, 2023 ~	Note 1)
Outside Director	Registered	In-Sub Yoon	—	January 27, 2022 ~	Note 2)
Outside Director	Registered	Chan-Hyoung Chung	10,532	January 11, 2019 ~	Note 2)
Outside Director	Registered	Su-Young Yun	—	March 24, 2023 ~	Note 3)
Outside Director	Registered	Yo-Hwan Shin	—	January 27, 2022~	Note 2)
Outside Director	Registered	Sung-Bae Ji	—	March 24, 2023 ~	Note 3)
Outside Director	Registered	Soo-Young Song	—	March 25, 2022~	Note 2)
Deputy President	Non-Registered	Sung-Wook Lee	16,000	February 25, 2022~	~February 10, 2024
Deputy President	Non-Registered	Gwang-Ik Jang	—	April 3, 2023~	~ April 2, 2025
Senior Managing Director	Non-Registered	Il-Jin Ouk	3,000	March 7, 2023~	~February 24, 2024
Managing Director	Non-Registered	Kon-Ho Kim	11,160	March 7, 2023~	~ March 6, 2025
Managing Director	Non-Registered	Jang-Keun Park	—	March 7, 2023~	~ March 6, 2025
Managing Director	Non-Registered	Jeong-Soo Lee	6,890	March 7, 2023~	~ March 6, 2025
Deputy Managing Director	Non-Registered	Jae-Hwa Jeon	7,872	March 7, 2023~	~ March 6, 2025

Note 1) End of the annual general meeting of shareholders for FY2025

Note 2) End of the annual general meeting of shareholders for FY2023

Note 3) End of the annual general meeting of shareholders for FY2024

Note 4) Term commencement date: date of inauguration for registered officers or directors / date of appointment for non-registered officers or directors

Note 5) Common shares owned are as of the date of submission of this report, and those owned by executives exclude shares owned through the Employee Stock Ownership Association.

2.	Employee Status

This section has been omitted for quarterly business reports, pursuant to revised Korean regulations. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on August 15, 2023 under the title “Summary of 2023 First Half Business Report.”

3.	Directors’ Compensation

This section has been omitted for quarterly business reports, pursuant to revised Korean regulations. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on August 15, 2023 under the title “Summary of 2023 First Half Business Report.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: November 14, 2023	By:	/s/ Sung-Wook Lee
(Signature)
Name: Sung-Wook Lee
Title: Deputy President